

March 14, 2011

C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607

> **Re:** **Huntington Ingalls Industries, Inc.**
> **Amendment No. 7 to Form 10-12B**
> **Filed March 8, 2011**
> **File No. 001-34910**

Dear Mr. Petters:

We have received your response to our prior comment letter to you dated March 4, 2011 and have the following additional comments.

Exhibit 99.1

We are subject to various claims and litigation, page 31

1. We note your response to our prior comment six. Please advise as to how disclosure of the status of the dispute with your insurer and the amount of the disputed claims would "clearly identify" the insurer such that your confidentiality arrangements would be violated. In addition, notwithstanding the confidentiality arrangements, please provide us with a detailed discussion of why disclosure of the status of the dispute and the amount of the disputed claims would not be material to shareholders or refer us specifically to where such disclosure is located elsewhere in your document. Alternatively, disclose the status of the dispute, including the amount of the disputed claims.

2. We note your response to our prior comment seven. Please revise to either explicitly disclose here that HII will be liable for all claims related to the False Claims Act or provide a cross-reference to the "Separation and Distribution Agreement" section.

3. Please tell us, with a view towards revised disclosure, if an unfavorable outcome to you related to the False Claims Act complaint would be a "material judgment" that would be considered an event of default under the HII Credit Facility.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 61

4. Please revise the notes to the pro forma condensed consolidated statement of operations to explain how the weighted average shares used to compute basic and diluted earnings per share were calculated or determined. Also, please revise the introductory paragraph to the pro forma financial information to disclose the number of shares that will be distributed by Northrop Grumman to its shareholders as part of the spin-off transaction.

Footnote (A)

5. We note your disclosure that an additional adjustment of $3 million in compensation expense was included in cost of sales and service revenues for modifying certain terms of existing long-term incentive stock plans to allow continued vesting for our participants. Please revise your footnote to explain the nature of the modified terms and to explain how you determined or calculated the amount of the pro forma adjustment.

Footnote (B)

6. We note your disclosure that this adjustment removes the 2010 costs and Settlement Liabilities associated with Federal Contract Matters and that these amounts were allocated in the historical financial statements to represent HII's proportionate share of Northrop Grumman's accruals for claims and audits identifying potentially disallowed costs and penalties. However, we believe that the disclosure is unclear as to whether the costs and accruals related to HII's obligations associated with the Federal Contract Matters remain in the pro forma financial statements.   Please confirm that amounts associated with Federal Contract Matters that will be considered HII obligations under the Separation and Distribution agreement, have been recognized in the historical financial statements and have not been removed in this pro forma adjustment.

Footnote (C)

7. We note your disclosure that this adjustment includes the removal of $35 million of interest associated with the elimination of the notes payable to parent. Please explain to us and revise your footnote to explain how you determined or calculated the $35 million adjustment. As part of your response, please explain why the amount differs from the $27 million interest expense disclosed in Note 19 to the historical financial statements as the interest expense recorded for the year ended December 31, 2010 on the $715 million note payable to parent. Also, please revise your disclosure to explain how the $8 million amortization of debt issuance costs was calculated or determined.

8. Refer to footnote (C) – Please revise footnote (C) to disclose the various components of the $115 million pro forma adjustment to interest expense. As part of your revised

disclosure, you should also disclose the LIBOR-based interest rate that was used to compute the pro forma adjustment for interest expense related to the $575 term loan and explain how this LIBOR rate was determined.

Footnote (F)

9. We note your disclosure that after giving effect to the capitalization transactions, $513 million of borrowing capacity would have been available under your new revolving credit facility of $650 million. Please revise to disclose that you do not intend to borrow any amounts under this revolving credit facility at the time of the spin-off.

 Footnote (G)

10. Based on the disclosures provided in footnote (G) we are unclear as to how the adjustments to common stock and additional paid in capital of $3 million and $1,505 million, respectively were calculated or determined. Please revise footnote (G) to clearly explain how each of these adjustments were calculated or determined. Also, please clarify in footnote (G) and elsewhere in the registration whether the notes payable to parent and the related accrued interest are being repaid or reflected as a capital contribution in HII's pro forma balance sheet. In addition, please revise footnote (G) to disclose the number of HII's shares that will be distributed by Northrop Grumman as part of the spin-off transaction.

11. We note that for purposes of the pro forma financial statements you have assumed a $.01 per share par value and a one-for-one exchange ratio for shares of HII common stock. We also note that since the actual exchange ratio has not been determined, it could differ from that assumed for purposes of the pro forma presentation. Since the actual exchange ratio is subject to change, please revise to include a sensitivity analysis showing the impact on pro forma earnings per share in the event that the actual exchange ratio differs from that used for purposes of the pro forma presentation. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

Management's Discussion and Analysis, page 63

Other Sources and Uses of Capital, page 73

12. We note your disclosure that you have incurred $1,200 million of HII Debt and entered into the HII Credit Facility with third-party lenders in an amount of $1,225 million, comprising a $575 million term loan that is expected to be funded in connection with the internal reorganization and an undrawn $650 million revolving credit facility. Please revise to disclose the terms of each type of debt, such as the date of maturity and applicable interest rates.

Description of Material Indebtedness, page 143

13. We note that you have not filed any of the agreements related to the HII Debt or the HII Credit Facility as exhibits to the registration statement. Please tell us when you anticipate filing such agreements.

HII Credit Facility, page 144

14. Please revise the "Financial Covenants" discussion to quantify the required maximum total leverage ratio, minimum interest coverage ratio, and limitation on capital expenditures.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Barbara Becker
Fax: (212) 351-6202